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                                                       500 New Holland Avenue
[KERR GROUP, INC., LOGO OMMITTED]                      Lancaster, PA
                                                       17602-2104
                                                       (717) 299-6511



                                                       FOR IMMEDIATE RELEASE
                                                       ---------------------


     LANCASTER, PENNSYLVANIA (August 1, 1997) - Kerr Group, Inc. (NYSE:KGM), announced today that Pension Benefit Guaranty Corporation ("PBGC") has published a Notice of Determination to terminate the Kerr Group, Inc. Retirement Income Plan. According to the Notice, the PBGC intends to apply to the United States District Court for the Eastern District of Pennsylvania for an order terminating the Plan, establishing August 1, 1997 as the date of termination of the Plan and appointing the PBGC statutory trustee of the Plan.

     Kerr recently agreed to be acquired by Fremont. A tender offer for all outstanding shares of Common Stock and Preferred Stock is currently pending and scheduled to expire on August 4, 1997. The PBGC has advised the Company that it took this action to insure that the PBGC's interests were adequately protected in connection with the consummation of the tender offer. Discussions among the Company, the PBGC and Fremont are continuing.

     Kerr, headquartered in Lancaster, Pennsylvania, is a major producer of plastic packaging products.



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Company Contact:    Geoffrey A. Whynot
                    Vice President, Finance and
                         Chief Financial Officer
                    (717) 390-8439